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Chad E. Fickett Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 1209 office chadfickett@northwesternmutual.com

VIA EDGAR and Electronic Mail

July 19, 2019

Mr. David L. Orlic

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Northwestern Mutual Life Insurance Company (the “Company”)

Northwestern Mutual Variable Life Account II (“Registrant”)

Pre-Effective Amendments on Form N-6

File Nos. 333-230144 and 811-21933

File Nos. 333-230143 and 811-21933

Dear Mr. Orlic:

I am submitting this letter on behalf of the Company and its Registrant, as an addendum to our prior letter submitted to the SEC on June 3, 2019 (filed via Edgar as correspondence on June 4, 2019) (the “Proposed Response Letter”) in order to provide suggested revisions to certain proposed responses in the Proposed Response Letter per our telephonic conversations on July 8 and 16, 2019. The staff comments and proposed revised responses are summarized below and are intended to replace, in their entirety, the original responses in the Proposed Response Letter as enumerated below.

TRANSACTION FEES, PAGE 3

Comment:

8.

Please clarify whether the Policy Debt Expense Charge is, or includes, the policy loan interest charge. Disclosure in footnote 11 and on page 27 states that this charge is in addition to the policy loan charge. If that disclosure is correct, please include the loan interest charge in the fee table. Similarly, please confirm that all rider charges, including those for incidental

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benefits, are reflected in the fee table.

Response:

The Company notes that the Policy Debt Expense Charges does not include any policy loan interest charge and therefore the disclosure in footnote 11 is correct. As we discussed, interest rates on loans are not subject to a fixed maximum like Policy fees, may vary by market and are out-of-pocket expenses to the Owner. The Company, therefore, does not consider this expense either a “recurring charge” required to be included in the Periodic Charges table (see Item 3 of Form N-6) or a “charge deducted from [the Policy]” (see Item 5 of Form N-6). The section entitled “Policy Loans” provides disclosure regarding how these rates are determined and how owners may obtain further information.

However, while not necessarily agreeing with the Staff’s characterization of this expense, for clarity and completeness the Registrant has added a row to the Periodic Charges table (under the Policy Debt Expense Charge) that substantially tracks existing narrative disclosure in the Policy Loans section as follows:

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Annual Market Loan Rate on Policy Loans	Loan interest accrues daily, when there is Policy Debt	No Maximum*	4.22% Annually

* There is no guaranteed maximum interest rate applied to loans taken against the Policy. The rate is intended to change to reflect changes in the interest rate environment. The maximum annual market loan rate shall not exceed the greater of the minimum guaranteed annual effective interest rate for the SAS Account Tier One Balance or the Moody’s Corporate Bond Yield Averages-Monthly Average Corporates rate for the immediately preceding October. (Please see “Policy Loans” for more information.)

In addition, the Company confirms that all rider chargers, including those for incidental benefits, are reflected in the fee table.

THE SEPARATE ACCOUNT, PAGE 7

Comment:

12.	In the seventh bullet point, please revise the disclosure to indicate that you reserve the right to transfer assets out of the Separate Account for accrued fees and charges and any seed capital in excess of reserve requirements.

Response:

The Registrant has revised applicable disclosure to read:

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…transfer assets of the Separate Account in excess of reserve requirements (only for accrued fees and charges, any seed capital or in order to process transactions in compliance with Rule 22c-1 under the 1940 Act) applicable to the Policies supported by the Separate Account to the General Account (assets remaining in the Separate Account necessary to fulfill its obligations under the Policy are not subject to claims against or losses in the General Account);

ALLOCATION MODELS, PAGE 25

Comment:

28.	Please disclose the strategy associated with each available model and specify where more information about the strategies can be obtained.

Response:

As we discussed on our conference call on May 14, 2019, it is not the Company is not aware of a requirement to disclose model designations in the Registration Statement in circumstances where the models, as is the case here, are “static.” While, as the prospectus notes, models available to new purchasers may change from time to time, Owners are not reallocated to new model allocations unless specifically requested. However, the prospectus does provide general disclosure regarding the variety of models available and the Registrant has therefore revised applicable disclosure for additional clarity as follows:

Each of the four models currently available (Moderately Conservative, Balanced, Aggressive, Very Aggressive) is comprised of a combination of Portfolios representing various asset classes with various levels of risk tolerance ~~ranging from moderately conservative to very aggressive~~. Generally, the four models can be characterized as follows:

Moderately Conservative

This model generally invests in fixed income securities and a mix of equity securities with a majority emphasis on fixed income investments in order to preserve principal, provide liquidity and income and to seek modest growth.

Balanced	This model generally invests in a mix of fixed income and equity securities in order to preserve principal and pursue sustained long-term growth without the volatility of high-risk investments.
Aggressive

This model generally invests in a mix of equity securities and some fixed income securities in order to primarily pursue long-term growth while willing to accept the volatility associated with high-risk investments.

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Very Aggressive	This model invests in almost entirely in a variety of equity securities in order to achieve higher potential growth while assuming the risks and higher volatility associated with these securities.

An Owner may only select a model which is currently available …

In addition, please note that the following disclosure has also been revised with respect to how owners may obtain information regarding the models:

An Owner should contact ~~consult~~ their Financial Representative for more information about available allocation models (including the specific asset mixes of available models) and whether investment in a model is appropriate for them.

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Please call the undersigned with any questions or comments about this letter or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Chad E. Fickett

Chad E. Fickett
Assistant General Counsel and Assistant Secretary

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